EXHIBIT 14.1

Helix Energy Solutions Group, Inc.
Code of Ethics for Chief Executive Officer
and Senior Financial Officers
Introductory Note
This Code of Ethics for Chief Executive Officer and Senior Financial Officers (the “Senior Officers Code”) of Helix Energy Solutions Group, Inc. (the “Company”) has been adopted by the Company’s Board of Directors (the “Board”) in accordance with Section 406 of the Sarbanes-Oxley Act of 2002, and Item 406 of Regulation S-K promulgated by the United States Securities and Exchange Commission (the “SEC”).
This Senior Officers Code applies to the individuals serving in the following capacities with the Company: Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer or Corporate Controller (or person performing a similar function, if any), and Vice President - Internal Audit (collectively referred to herein as the “Senior Officers”).
The Company expects all of its employees to act in accordance with the highest standards of personal and professional integrity, comply with all applicable laws, rules and regulations, deter wrongdoing, and abide by the Company’s Code of Business Conduct and Ethics and other policies and procedures adopted by the Company that govern the conduct of its employees. This Senior Officers Code is intended to supplement and to be read in conjunction with the Company’s Code of Business Conduct and Ethics, applicable to all Company employees.

1.	Accountability
Each Senior Officer will be held accountable for his or her adherence to this Senior Officers Code. Failure to observe the terms of this Senior Officers Code may result in disciplinary action up to and including possible termination of employment.

2.	Promotion of Honest and Ethical Conduct; Conflicts of Interest
It continues to be an important objective for the Company that its officers and employees adhere to high ethical standards of conduct in their business activities. In carrying out their duties and responsibilities, Senior Officers should engage in and promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships. Senior Officers should strive to identify and raise potential issues before they lead to problems, and should always act in such a manner that the full disclosure of all facts related to any corporate activity would not reflect negatively on the Company.
A conflict of interest exists when a person’s private interest interferes with the interests of the Company. Senior Officers should avoid taking actions that would create actual or apparent conflicts of interest. In those rare occasions in which an unanticipated conflict of interest may arise, the affected Senior Officer should promptly bring the situation to the Company’s General Counsel and its Compliance Officer so that appropriate steps may be taken to eliminate the conflict or take other appropriate action to mitigate the effect of the conflict. Conflicts of interest may involve not only situations in which the Senior Officer has a direct personal interest, but also those in which a family member has an interest or those in which the interest is indirect through a corporation, partnership or other entity.

3.	Compliance with Applicable Laws, Rules and Regulations
Obeying the law is the foundation on which the Company’s ethical standards are built. Senior Officers shall comply with applicable laws, rules and regulations. Although no single individual is expected to know the details of all applicable laws, rules and regulations, it is important to know enough to determine when to seek advice or guidance. Each Senior Officer should promptly bring to the attention of appropriate senior management, the Company’s General Counsel, its Compliance Officer or the Board’s Audit Committee evidence of material violations of laws, rules or regulations applicable to the Company, by the Company or anyone acting on its behalf.

4.	Confidentiality
Each Senior Officer shall maintain the confidentiality of information acquired in the course of his or her employment, except where authorized or otherwise legally obligated to disclose that information. Such information shall not be used for the personal advantage of any Senior Officer or parties or organizations related to the Senior Officer, or for any other purpose beyond the scope of the Senior Officer’s employment.

5.	Fair and Full Disclosure
It is the Company’s policy that the information in its public communications, including filings with the SEC, be timely and understandable, and fair, complete and accurate in all material respects. Senior Officers should exercise diligence and care in furtherance of this policy. Senior Officers are prohibited from knowingly misrepresenting, omitting, or causing or permitting others to misrepresent or omit, material facts about the Company to anyone having a role in the Company’s financial reporting and disclosure process. Senior Officers shall not directly or indirectly take any action to coerce, mislead or fraudulently influence the Company’s or its subsidiaries’ independent auditors or any internal accounting or auditing personnel for the purpose or with the effect of rendering the Company’s financial statements misleading, or direct or permit anyone else to do so.
It is the responsibility of each Senior Officer promptly to bring to the attention of the Company’s Disclosure Committee any material information the Senior Officer becomes aware of that affects the disclosures made by the Company, in its public filings or otherwise, and otherwise to assist the Disclosure Committee in fulfilling its responsibilities. In addition, each Senior Officer shall promptly bring to the attention of the Disclosure Committee any information that Senior Officer may have concerning (a) significant deficiencies or material weaknesses in the design or operation of internal controls that could adversely affect the Company’s ability to record, process, summarize and report financial information, or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.

6.	Reporting
Each Senior Officer shall promptly report violations of this Senior Officers Code to the Chairperson of the Audit Committee.

7.	Amendments and Waivers
Any amendment to this Senior Officers Code shall be made only by the Board upon recommendation by the Audit Committee. If an amendment to this Senior Officers Code is made, appropriate disclosure will be made promptly in accordance with the rules and regulations of the SEC and the listing requirements of the New York Stock Exchange.
Any waiver of or exception to this Senior Officers Code may only be made by the Board. All waivers and exceptions will be promptly disclosed as required by law.

8.	Disclosure of this Senior Officers Code
The Company shall post this Senior Officers Code on the Company’s website as required by applicable rules and regulations. In addition, the Company shall disclose in its Annual Report on Form 10-K or the proxy statement for its annual meeting of shareholders (as applicable) that a copy of this Senior Officers Code is available on the Company’s website and in print to any shareholder who requests a copy.